Notes Payable to Shawn D. Knapp

For proceeds from paychecks unpaid, due from 1/01/10 to 09/30/10.

Due as of 09/30/2010: $63,848.85 (net amount)

Interest rate: 5%

Payment terms:

$1500.00/month commencing 6/1/2011, until paid in full.

Shawn D. Knapp (signature)

Shawn D. Knapp

12/27/10

Shawn Knapp (signature)

Shawn Knapp

President/CEO

Shogun Energy, Inc.